ATRIUM
BIOTECHNOLOGIES

07020422

January 10, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

RECEIVED
SEC MAIL PROCESSING SECTION
JAN 17 2007
WASH, D.C.
210

2007 JAN 17 PM 3:13
RECEIVED

SUPPL

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

Change in Issued and Outstanding Securities (as of December 31, 2006)

I would kindly ask you to acknowledge receipt of the enclosed document by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

PROCESSED
JAN 19 2007
THOMSON
FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl.

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

Fo_m 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atrium Biotechnologies Inc.
Symbol :	ATB
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	30,612,947	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
2005 Stock Option Plan	12,000		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	30,624,947		

2005 Stock Option Plan

Stock Options Outstanding Opening Balance: **2,579,000** As at : 12/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/20/2006	N		4,000	14,000	
12/27/2006	N		8,000	4,000	
Totals		0	12,000	18,000	0

Stock Options Outstanding Closing Balance: **2,549,000** As at : 12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Martin Lemay
Phone:	418-652-1173
Email:	mlemay@atrium-bio.com
Submission Date:	01/10/2007
Last Updated:	01/10/2007